EXHIBIT 99.1

Brookfield to Create $5 Billion Retail Revitalization Program

BROOKFIELD NEWS, May 07, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced the launch of a Retail Revitalization Program (“the Program”) to bring much needed capital and assist with the recapitalization of retail businesses with operations in the major markets in which Brookfield operates globally. The Program, which will be funded by Brookfield and its institutional partners, will focus on non-control investments in retail businesses to assist with their capital needs during this period of dislocation. Brookfield is targeting $5 billion to be put toward this Program.

This Program will be led by Ron Bloom, Managing Partner and Vice Chairman of Brookfield’s Private Equity Group, who was a principal architect of the restructuring and rejuvenation of the automobile industry on behalf of the U.S. government during the 2008 financial crisis. “This initiative is being designed to assist medium sized enterprises in getting back on their feet. We believe this is a critical component to getting the economy moving again, and we would like to partner with companies and entrepreneurs that can draw on our capital and expertise to stabilize and grow their business,” stated Bloom.

In addition to capital, Brookfield intends to make available its resources and expertise as one of the largest global investors in both real estate and private equity, with a focus on supporting long-term business performance. “We look forward to contributing capital and expertise to support the retail sector through this time and position businesses for long-term success,” added Bloom.

The Retail Revitalization Program will focus on retail businesses that have $250 million or greater in normalized revenues and have been operating for at least two years.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$515 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively. For more information, please visit our website at www.brookfield.com.

For more information, please contact:

Media	Investor Relations

Claire Holland Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Linda Northwood Tel: +1 416 359 8647 Email: linda.northwood@brookfield.com

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.

Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, and include statements reflecting management’s expectations regarding expected results, performance, prospects, opportunities, priorities, targets (including targets relating to fundraising or capital raises), goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, the Retail Revitalization Program, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although Brookfield believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws; the introduction, withdrawal, success and timing of business initiatives and strategies; the existence of information barriers between certain businesses within our asset management operations; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Investors and other readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

No assurance, representation or warranty is made by any person that targets expressed in the news release will be achieved, and undue reliance should not be put on them. Past performance is not indicative nor a guarantee of future results.